UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of December 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Statement re Peter Jovanovich



FOR IMMEDIATE RELEASE
9TH DECEMBER 2003

Statement re Peter Jovanovich

Pearson, the international media company, announces that Peter Jovanovich, Chief Executive of Pearson Education, will take a leave of absence from the business for a few months on medical advice.

During this period, Pearson Education's divisional presidents will report to Marjorie Scardino, Pearson's Chief Executive.

Marjorie Scardino said:

"Peter has been wrestling with a recurring pulmonary disorder for some time. His doctors now believe he needs a period of rest to aid his recovery. Peter fully intends to return to work as soon as possible. We will continue to be in touch with him and make sure he is focused only on a speedy recovery, while our strong team of education executives continues to run the business to the high standards they are all used to."

Ends

For further information

Luke Swanson / Charlotte Elston Pearson + 44 (0) 20 7010 2310



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 09 December 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary